Notice of Non-Deal Roadshow

1. Time : From April 11 to April 13 2007
2. Place : Hong Kong, Singapore
3. Participants : Institutional investors
4. Purpose : IR presentation for investors in Asia
5. Method : One-on-One meeting
6. Major Contents : 06 Financial Results and 07 Business Plan
7. Sponsor : Goldman Sachs (Asia) L.L.C.,